

May 26, 2010

Via U.S. Mail and Facsimile

Mr. David T. Merrill
Chief Financial Officer and Treasurer
Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, OK 74136

> **Re: Unit Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 1-09260**

Dear Mr. Merrill:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Customers, page 6

1. You state that during 2009, Questar Corporation was your largest drilling customer and accounted for approximately 35% of your total contract drilling revenues. Please tell us whether you have any written agreements with Questar and provide us with an analysis as to whether you are required to file these agreements, if any.

Business

Oil and Natural Gas, page 7

2. Please expand your disclosure to include the following information to comply with Subpart 1200 of Regulation S-K:

- a tabular presentation of your proved developed and undeveloped oil, NGLs, and natural gas (Item 1202(a)(1) and (2));
- details about your proved undeveloped reserves (Item 1203);
- a description of your present activities (Item 1206); and
- details about your oil and gas wells and acreage (Item 1208).

The information required by Subpart 1200 pertaining to your oil and gas operations should be provided under a common heading, notwithstanding details in the notes to your financial statement or elsewhere in the filing.

MD&A of Financial Condition and Results of Operation

Critical Accounting Policies and Estimates

Full Cost Method of Accounting for Oil, NGLs, and Gas Properties, page 39

3. We note you describe some of your accounting under the full cost methodology, including reference to the ceiling test in the second paragraph on page 41. In that disclosure you indicate that the ceiling represents the sum of the present value of estimated future net revenues from proved reserves "plus the lower of cost or estimated fair value of unproved properties *not* included in the costs being amortized, less related income taxes." The policy that you describe does not conform with Rule 4-10(c)(4) of Regulation S-X; the cost center ceiling should include two components pertaining to unproved properties, including the cost of unproven properties not being amortized, and the lower of cost or estimated fair value of unproven properties included in the costs being amortized.

Please revise your accounting and disclosure as necessary to comply with the requirements of Rule 4-10(c) of Regulation S-X. The comparable disclosure you make in the first paragraph on page 72 is also incomplete and imprecise. Additionally, please submit the analysis that you perform in determining the extent of any differences between your accounting and that which is required under the full cost methodology.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Oil and Natural Gas Operations, page 72

4. We note your disclosure explaining that your drilling segment provides services
    to your exploration and production segment, also stating that "[a]s required by the
    SEC, the profit received by the contract drilling segment…was used to reduce the
    carrying value of our oil and natural gas properties rather than being included in
    its operating profit."

    We believe that intercompany transactions need to be eliminated entirely in
    consolidation, not only the profit, to comply with FASB ASC paragraph 810-10-
    45-1. Therefore, we do not see the propriety in the methodology that you describe
    nor is it clear why you are attributing your approach to the SEC.

    If you intended to refer to contractual services performed (e.g., drilling, well
    service, or equipment supply services, etc.) for third parties in connection with
    properties in which you or an affiliate hold an ownership or other economic
    interest, as addressed in Rule 4-10(c)(6)(iv) of Regulation S-X, then you should
    revise your disclosure to include a proper description of the transactions.

    Please clarify which of these scenarios correlates with your situation and revise
    your accounting and disclosure as necessary to comply.

Exhibit 99.1

5. The closing paragraph states in part that the report "was prepared for the
    exclusive use of Unit Corporation and may not be put to other use without our
    prior written consent for such use." As Item 1202(a)(8) of Regulation S-K
    requires the report, please obtain and file a revised version which retains no
    language that could suggest either a limited audience or a limit on potential
    investor reliance.

Definitive Proxy Statement on Schedule 14A

Board Structure and Committees, page 7

6. We note your disclosure that your board is currently structured so that the
    positions of principal executive officer and board chair are separate. Although
    your Corporate Governance Guidelines provide that the board has no policy with
    respect to separation of these positions, please expand your disclosure to indicate

>   why you have determined that this leadership structure is appropriate given the specific characteristics or circumstances of the company. Refer to Item 407(h) of Regulation S-K and Release No. 34-61175, Part II.C.3 ("Under the amendments, a company is required to disclose whether and why it has chosen to combine or separate the principal executive officer and board chairman positions, and the reasons why the company believes that this board leadership structure is the most appropriate structure for the company at the time of the filing.").

2010 Annual Bonus and Long-Term Incentive Awards, page 26

7. You state that the decision to make a cash bonus award to your named executive officers was based in part on 2009 performance outcomes. In this regard, you note that at the corporate level, the company surpassed budgeted EBITDA. Please disclose the budgeted and actual EBITDA for 2009.

Potential Payments on Termination or Change-in-Control, page 35

8. With respect to your separation benefits, please disclose the rationale for your approach in having some single-trigger provisions and some double-trigger provisions. Refer to Item 402(b)(2)(xi) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or in her absence Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Legal Branch Chief